Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-3 (Nos. 333-112632 and 333-33786) and Forms S-8 (Nos. 333-115174, 333-81870, 333-72020, 333-55592, 333-30026, 333-103113, 333-21551, and 333-52881) of Pharmacyclics, Inc. of our report dated August 24, 2004 relating to the financial statements, which appears in this Form 10-K.

 /s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

San Jose, California
August 26, 2004